Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

This announcement appears for information purpose only and does not constitute an invitation or offer to Shareholders or any other persons to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

(I) POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING

HELD ON 24 MARCH 2025; (II) ADJUSTMENT TO THE OUTSTANDING

SHARE OPTIONS UNDER THE 2014 SHARE OPTION SCHEME;

(III) ADJUSTMENT TO THE NUMBER OF SHARES SUBJECT TO

THE 2023 SHARE AWARD SCHEME; (IV) ADJUSTMENT TO THE

OUTSTANDING CONVERTIBLE NOTES; AND

(V) ADJUSTMENT TO THE OUTSTANDING WARRANTS

The Board is pleased to announce that at the EGM, all proposed resolutions as set out in the Notice were duly passed by the Shareholders by way of poll.

Reference is made to the circular (the “Circular”) of Graphex Group Limited (the “Company”) dated 24 March 2025 incorporating the notice (the “Notice”) of the extraordinary general meeting (the “EGM”). Unless the context otherwise requires, capitalised terms used in this announcement shall have the same meanings as those defined in the Circular.

RESULTS OF THE EGM

At the EGM held on 24 March 2025, all proposed resolutions as set out in the Notice were taken by poll. The Company’s branch share registrar and transfer office in Hong Kong, Tricor Investor Services Limited, was appointed as the scrutineer at the EGM for the purpose of vote-taking.

As at the EGM date, the total number of issued Shares of the Company was 1,173,806,762 Shares, which was the total number of Shares entitling the Shareholders to attend and vote for or against the resolutions nos. 1 and 2 at the EGM. As Mr. Chan Yick Yan Andross, an executive Director and the Chief Executive Officer of the Company, holds 4,894,000 Shares by himself and 93,716,887 Shares through CYY Holdings Limited, a company wholly owned by him, representing 8.40% of the total issued Shares; Mr. Lau Hing Tat, Patrick, the chairman and an executive Director of the Company, holds 9,892,000 Shares by himself and 46,003,444 Shares through LSBJ Holdings Limited, a company wholly owned by him, representing 4.76% of the total issued Shares and Mr. Qiu Bin, an executive Director of the Company, holds 680,000 Shares by himself representing 0.06% of the total issued Shares. Therefore, Mr. Chan Yick Yan Andross, Mr. Lau Hing Tat Patrick and Mr. Qiu Bin and their respective associates has abstained from voting in favour of the Rights Issue in accordance with Rule 7.27A(1) of the Listing Rules at the EGM. Save as above, to the best of the knowledge, information and belief of the Board, no other Shareholder has a material interest in the Rights Issue, the Placing Agreement and the transactions contemplated thereunder and is required to abstain from voting on the resolution(s) to approve the Rights Issue, the Placing Agreement and the transactions contemplated thereunder at the EGM. Therefore, the total number of Shares entitling the Independent Shareholders to attend and vote for or against the ordinary resolution 3. at the EGM was 1,018,620,431 Shares, representing approximately 86.78% of the total issued Shares.

The executive Directors of the Company, Mr. Lau Hing Tat Patrick and Mr. Chan Yick Yan Andross; and independent non-executive Director of the Company, Mr. Liu Kwong Sang by electronic means attended the EGM.

The Board is pleased to announce that all the proposed resolutions were duly passed by the Shareholders by way of poll at the EGM. The poll results in respect of each of the resolutions were as follows:

	ORDINARY RESOLUTIONS	Number of Votes (Approximate %)
		For	Against
1.	To approve the proposed Share Consolidation as set out in the Notice of EGM.	288,265,531 (95.80%)	12,643,030 (4.20%)
2.	To approve the proposed Increase in Authorised Share Capital as set out in the Notice of EGM.	283,631,931 (94.26%)	17,276,630 (5.74%)
3.	To approve the proposed Rights Issue, the Placing Agreement and the transactions contemplated thereunder as set out in the Notice of EGM.	134,618,120 (86.12%)	21,700,110 (13.88%)

The full text of all the proposed resolutions were set out in the EGM Notice.

As more than 50% of the votes were cast in favour of each of the resolutions numbered 1 to 3, all such resolutions were duly passed as ordinary resolutions of the Company.

ADJUSTMENT TO THE OUTSTANDING SHARE OPTIONS UNDER THE 2014 SHARE OPTION SCHEME

As at the date of this announcement, there are Outstanding Share Options for subscription of an aggregate of 9,677,692 Shares at an exercise price of HK$0.65 per Share under the 2014 Share Option Scheme. Immediately upon the Share Consolidation becoming effective, the adjusted number of Shares issuable on the exercise in full of the Outstanding Share Options will become 1,935,538 at an adjusted exercise price of HK$3.25 per Share.

ADJUSTMENT TO THE NUMBER OF SHARES SUBJECT TO THE 2023 SHARE AWARD SCHEME

As at the date of this announcement, the number of Shares that may be issued in respect of the share awards granted under the 2023 Share Award Scheme is 14,628,072 Shares. Immediately upon the Share Consolidation becoming effective, the adjusted number of Shares Awards will become 2,925,614.

ADJUSTMENT TO THE OUTSTANDING CONVERTIBLE NOTES

As at the date of this announcement, the Company has 5,842,307 outstanding convertible notes with aggregate principal value of US$490,000 (“Outstanding Convertible Notes”), which is equivalent to approximately HK$3,797,500 at the fixed exchange rate of HK$7.75:US$1 at a conversion price of HK$0.65 per conversion Share. Below is the adjustment and other relevant information in respect of the Outstanding Convertible Notes.

	Outstanding					Immediately upon the effectiveness of the Share Consolidation
	principal amount		Before adjustment			Adjusted		Adjusted number
Issue date	as at the date of this announcement		Conversion price per Share		Number of conversion Shares	conversion price per Share		of conversion Shares

24 August 2021	US$	290,000	HK$	0.65	3,457,692	HK$	3.25	691,538
10 January 2022	US$	200,000	HK$	0.65	2,384,615	HK$	3.25	476,923

ADJUSTMENT TO THE OUTSTANDING WARRANTS

As at the date of this announcement, the Company has 89,423,076 warrants outstanding (“Outstanding Warrants”). Each warrant entitles the registered holder the rights to subscribe one Share at the exercise price of HK$0.65 per Share. Below is the adjustment and other relevant information in respect of the Outstanding Warrants.

	Outstanding					Immediately upon the effectiveness of the Share Consolidation
	principal amount		Before adjustment			Adjusted		Adjusted number
Issue date	as at the date of this announcement		Conversion price per Share		Number of warrant shares	exercise price per Share		warrant of Shares

10 September 2021	US$	4,045,000	HK$	0.65	48,228,846	HK$	3.25	9,645,769
10 January 2022	US$	3,455,000	HK$	0.65	41,194,230	HK$	3.25	8,238,846

The Independent Financial Adviser has certified the adjustment to the adjusted number of Shares issuable on the exercise in full and the adjusted exercise piece per Share of the Outstanding Options, the adjust number of Shares Awards, the conversion price and number of conversion Shares of the Convertible Notes, and the adjusted exercise price per Share and adjusted number of warrant shares referred to in this announcement.

Save for the abovementioned adjustments, all other terms and conditions of the 2014 Share Option Scheme, 2023 Share Award Scheme, the Outstanding Convertible Notes and the Outstanding Warrants have remained unchanged.

By order of the Board
Graphex Group Limited Lau Hing Tat Patrick
Chairman

Hong Kong, 24 March 2025

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong.

-4-